EQUITY BANCSHARES, INC.

February 1, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Christian Windsor, Special Counsel

Re:	Equity Bancshares, Inc.
Registration Statement on Form S-4
File No. 333-215330

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Equity Bancshares, Inc. hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-4 so that it will become effective at 4:00 p.m., Eastern Time, on February 3, 2017, or as soon thereafter as is practicable.

Please contact Michael G. Keeley, Esq. of Norton Rose Fulbright US LLP at (214) 855-3906 with any questions you may have regarding this request. In addition, please notify Mr. Keeley by telephone when this request for acceleration has been granted.

Respectfully,

EQUITY BANCSHARES, INC.

By:	/s/ Gregory H. Kossover

Name: Gregory H. Kossover
Title: Chief Financial Officer

cc:	Michael G. Keeley, Esq., Norton Rose Fulbright US LLP